Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Consolidated Financial Statements
For the year ended August 31, 2015

Filed: November 24, 2015

Independent Auditor’s Report

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2015 and August 31, 2014 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2015 and August 31, 2014 and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia

November 24, 2015

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700 Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statement of Financial Position
(in thousands of Canadian dollars)

	August 31, 2015	August 31, 2014
ASSETS
Current
Cash and cash equivalents	$51,417	$108,150
Amounts receivable (Note 4)	13,230	13,848
Prepaid expenses	455	714
Total current assets	65,102	122,712

Deferred financing fees (Note 3)	3,504	4,206
Performance bonds (Note 5)	5,774	5,101
Exploration and evaluation assets (Note 7)	32,402	30,612
Property, plant and equipment (Note 6)	548,845	387,608
Total assets	$655,627	$550,239

LIABILITIES
Current
Accounts payable and accrued liabilities	$21,537	$28,576
Total current liabilities	21,537	28,576

Deferred income taxes	8,311	11,585
Asset retirement obligation (Note 13)	3,038	1,636
Total liabilities	32,886	41,797

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	716,148	590,774
Contributed surplus	25,038	22,374
Accumulated other comprehensive loss	(75,473)	(63,980)
Deficit	(114,167)	(120,484)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	551,546	428,684

Non-controlling interest (Note 9)	71,195	79,758
Total shareholders’ equity	622,741	508,442
Total liabilities and shareholders’ equity	$655,627	$550,239

CONTINGENCIES AND COMMITMENTS (NOTE 14)
SUBSEQUENT EVENTS (NOTE 19)

Approved by the Board of Directors and authorized for issue on November 24, 2015

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

See accompanying notes to the consolidated financial statements	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(in thousands of Canadian dollars, except share data)

	Year ended	Year ended
	August 31,	August 31,
	2015	2014

EXPENSES
General and administrative (Note 17)	$8,328	$7,932
Foreign exchange gain (Note 17)	(10,738)	(955)
Stock compensation expense	1,398	2,222
Termination and finance fees (Note 3)	1,988	-
Write-down of deferred financing fees (Note 3)	4,206	-
Write-down of exploration and evaluation assets (Note 7)	2,879	5,355
	(8,061)	(14,554)

Finance income	4,574	3,886
Loss for the year before income taxes	(3,487)	(10,668)
Income tax (expense) recovery (Note 18)	(1,316)	209
Loss for the year	(4,803)	(10,459)

Items that may be subsequently reclassified to net loss
Exchange differences in translating foreign operations	(8,936)	(1,827)

Comprehensive loss for the year	$(13,739)	$(12,286)

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(3,798)	(10,438)
Non-controlling interests	(1,005)	(21)
	$(4,803)	$(10,459)

Comprehensive (loss) income attributable to:
Shareholders of Platinum Group Metals Ltd.	(13,983)	(11,550)
Non-controlling interests	244	(736)
	$(13,739)	$(12,286)

Basic and diluted loss per common share	$(0.01)	$(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	695,836,450	501,642,562

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars, except share data)

	# of	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Common	Capital	Surplus	Other		Shareholders	Controlling
	Shares			Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2013	402,759,542	$425,435	$18,593	$(61,481)	$(85,349)	$297,198	$54,410	$351,608
Stock based compensation	-	-	3,803	-	-	3,803	-	3,803
Share issuance costs	-	(9,968)	-	-	-	(9,968)	-	(9,968)
Share issuance – financing	148,500,000	175,230	-	-	-	175,230	-	175,230
Issued upon the exercise of options	53,300	77	(22)	-	-	55	-	55
Funding of non-controlling interest	-	-	-	-	(5,029)	(5,029)	5,029	-
Transactions with non-controlling interest	-	-	-	(1,387)	(19,668)	(21,055)	21,055	-
Foreign currency translation	-	-	-	(1,112)	-	(1,112)	(715)	(1,827)
Net (loss) income for the year	-	-	-	-	(10,438)	(10,438)	(21)	(10,459)
Balance, August 31, 2014	551,312,842	$590,774	$22,374	$(63,980)	$(120,484)	$428,684	$79,758	$508,442
Stock based compensation	-	-	2,664	-	-	-	-	2,664
Share issuance – financing	214,800,000	132,071	-	-	-	132,071	-	132,071
Share issuance costs	-	(8,566)	-	-	-	(8,566)	-	(8,566)
Shares issued for loan facility	2,830,188	1,869	-	-	-	1,869	-	1,869
Transactions with non-controlling interest	-	-	-	(1,308)	10,115	8,807	(8,807)	-
Foreign currency translation adjustment	-	-	-	(10,185)	-	(10,147)	1,249	(8,936)
Net loss for the year	-	-	-	-	(3,798)	(3,798)	(1,005)	(4,803)
Balance, August 31, 2015	768,943,030	716,148	25,038	(75,473)	(114,167)	551,546	71,195	622,741

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Year ended	Year ended
	August 31,	August 31,
	2015	2014

OPERATING ACTIVITIES
Loss for the year	$(4,803)	$(10,459)

Add items not affecting cash:
Depreciation	627	474
Unrealized foreign exchange gain	(3,209)	48
Deferred income tax expense (recovery)	1,083	(209)
Write-down of deferred finance fees (Note 3)	4,206	-
Write-down of exploration properties	2,879	5,355
Stock compensation expense	1,398	2,222
Net change in non-cash working capital (Note 15)	(2,373)	(3,546)
	(192)	(6,115)

FINANCING ACTIVITIES
Share issuance	132,071	175,230
Share issuance costs	(8,566)	(9,968)
Share issuance – stock options	-	55
Interest Paid (Note 3)	(1,634)	-
	121,871	165,317

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(173,037)	(154,815)
Exploration expenditures, net of recoveries	(9,659)	(9,955)
South African VAT	3,639	(6,107)
Performance bonds	(778)	(1,702)
Restricted cash	-	10,056
	(179,835)	(162,523)

Net (decrease) increase in cash and cash equivalents	(58,156)	(3,321)
Effect of foreign exchange on cash and cash equivalents	1,423	(313)
Cash and cash equivalents, beginning of year	108,150	111,784

Cash and cash equivalents, end of year	$51,417	$108,150

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and Canada. The Company is currently developing the WBJV (Maseve) Project 1 platinum and palladium mine located on the Western Limb of the Bushveld Complex in South Africa (“Project 1”). Project 1 is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held a 82.9% working interest as of August 31, 2015 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for Project 1 on April 4, 2012 by the Government of South Africa (the “Mining Right”).

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV Project and Waterberg Extension Project, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be consolidated. See details in note 7 below. The Company is advancing the consolidated Waterberg Project, with drilling and engineering work presently underway as part of a pre-feasibility study.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

			Proportion of ownership interest
		Place of	and voting power held
		incorporation	August 31,	August 31,
Name of subsidiary	Principal activity	and operation	2015	2014

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd	Mining	South Africa	82.9%[1]	78.7%[2]
Wesplats Holdings (Pty) Limited[3]	Dormant	South Africa	100%	100%
Platinum Group Metals (Barbados) Ltd.	Holding company	Barbados	100%	100%
Mnombo Wethu Consultants (Pty) Limited.	Exploration	South Africa	49.9%	49.9%[4]

1Waterberg Projects held here until formal JV Company approval received (see Note 7 below)
2See Note 6(i) “Ownership of Project 1”.
3In process of being wound up and de-registered.
4The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention except for the asset retirement obligation.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Consolidation

The consolidated financial statements include those of Platinum Group Metals, its subsidiaries, associates, joint ventures and structured entities, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.

Subsidiaries are all entities (including structured entities) over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

A joint arrangement is an arrangement of which two or more parties have joint control. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each of the investors.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Both Waterberg exploration properties are fully consolidated with third party contributions treated as recoveries.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

Exploration and evaluation assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

–	acquiring the rights to explore;
–	researching and analyzing historical exploration data;
–	gathering exploration data through topographical, geochemical and geophysical studies;
–	exploratory drilling, trenching and sampling;
–	determining and examining the volume and grade of the resource;
–	surveying transportation and infrastructure requirements; and
–	compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until technical feasibility and commercial viability is achieved at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of “development assets” together with any related amount transferred from “exploration and evaluation assets”. Capitalization of costs incurred and revenue received during commissioning ceases when the property is capable of operating at levels intended by management.

The present value of the decommissioning cost, which is the dismantling and removal of the asset included in the environmental rehabilitation obligation, is included in the cost of the related preproduction assets. These assets are depreciated over their useful lives.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All repairs and maintenance are expensed to profit or loss during the financial period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal, retirement or scrapping of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Property, plant and equipment are recorded at cost and are depreciated on a straight line basis over the following periods:

Buildings	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Development costs are depreciated on a unit of production basis.

Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The Company’s CGUs are based on geographic location and the two CGU’s the Company currently has are the WBJV Project 1 Mine and the Waterberg Project.

Long-lived assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is recognized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the consolidated statement of loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Limited	Canadian Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Wesplats Holdings (Pty) Limited	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Platinum Group Metals (Barbados) Ltd.	United States Dollars

The Company’s presentation currency is the Canadian dollar (“$”).

The following exchange rates were used when preparing these consolidated financial statements:

Rand/CAD
Year-end rate:	R10.021 (2014 R9.8135)
Year average rate:	R9.7487 (2014 R9.7390)

US/CAD
Year-end rate:	US0.7601 (2014 US0.9197)
Year average rate:	US0.8266 (2014 US0.9281)

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;
•	Income and expenses are translated at average exchange rates for the period; and
•	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

Stock-based compensation

The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable. Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

Financial instruments

IFRS establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

•	Level 1 – Quoted prices in active markets for the same instrument.
•	Level 2 – Valuation techniques for which significant inputs are based on observable market data.
•	Level 3 – Valuation techniques for which any significant input is not based on observable market data.

(i) Financial assets and liabilities

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities comprise accounts payable and accrued liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Accounting standards adopted in the current period

The principal accounting policies used by the Company and its subsidiaries are consistent with those of the previous year, except for changes from new or revised IFRS’s. The following new accounting standards, amendments and interpretations were adopted by the Company as of September 1, 2014. The Company has adopted these new and amended standards without any significant effect on the financial statements.

(i) IAS 36, Impairment of Assets

The IASB published amendments to the disclosures required by IAS 36, when the recoverable amount is determined based on the fair value less costs of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and are to be applied retroactively.

(ii) IFRS 8 Operating Segments

IFRS 8, Operating Segments, require an entity to disclose the judgements made by management in applying aggregation criteria to operating segments and to provide clarity that a reconciliation of a reportable segments’ total assets and the entity’s assets should only be provided if the segment asset details are regularly provided to the chief operating decision maker.

Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i) IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

(ii) IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

The Company is currently considering the possible effect of the new and revised standards which will be effective to the Company’s consolidated financial statements in the future.

Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

•	Review of asset carrying values and impairment assessment (see Note 6)
•	Asset retirement obligations (see Note 13)
•	Determination of ore reserves and mineral resource estimates
•	Deferred tax assets and liabilities and resource taxes; and
•	Achievement of commercial production

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

3.	DEFERRED FINANCING FEES

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (the “Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a Senior Secured Loan Facility (the “Sprott Facility”) of up to US$40 million. Interest will be compounded and payable monthly at an interest rate of LIBOR plus 8.50% . The Company has made the following additional payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of US$1.5 million, being 3.75% of the principal amount of the Facility, paid by issuance of 2,830,188 common shares of the Company in the period; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Facility, payable in common shares of the Company issued at a deemed price equal to the volume weighted average trading price (the "VWAP") of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of US$0.10 million, paid concurrently with the execution and delivery of the term sheet for the Facility; and (d) a standby fee payable in cash equal to 4% per annum of the un-advanced principal amount of the Facility paid in monthly instalments until the facility was drawn down. The Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

The advance of funds under the Facility by the Lenders was subject to certain terms and conditions set out in the credit agreement. These terms and conditions were satisfied and funds were drawn on November 20, 2015. Please see subsequent events (Note 19) for further details.

Fees paid to the Lenders, (including 2,830,188 common shares issued) and certain legal and regulatory fees incurred for the establishment of the Sprott Facility (see subsequent events for further details) amounting to $3,504 have been recognized as transaction costs at year end and deferred until draw down occurs. When the Facility is drawn, the deferred fees will be netted against the gross proceeds of the financing and recognized over the term of the Facility on an effective interest rate basis.

Deferred finance costs amounting to $4,206, related to a previously proposed loan facility with a syndicate of banks and to a unit offering which did not complete, were written off during the year. Additional termination and finance fees totaling $1,988 related to the previous loan facility and the unit offering were also incurred and expensed during the year.

4.	AMOUNTS RECEIVABLE

	August 31, 2015	August 31, 2014
South African VAT	$8,182	$11,820
Tax Receivable[1]	1,518	744
Other receivables	2,148	393
Canadian sales tax	41	84
Due from JOGMEC (Note 7)	1,074	479
Interest	19	93
Due from related parties (Note 12)	248	235
	$13,230	$13,848

1$236 due from CRA, $1,282 due from the South Africa tax administration (“SARS”)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

5.	PREFORMANCE BOND

At August 31, 2015 the Company had $5,774 posted in cash for environmental performance and other guarantees in South Africa, of which approximately $5,672 relates to Project 1 ($5,036 – August 31, 2014). In October 2012 a third party insurer posted a bond in the amount of R58.5 million ($5.84 million) to the credit of the DMR in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right after which the DMR released R58.5 million to the Company from funds previously deposited. The Company then deposited $1,284 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,284 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company pays an annual fee of approximately $64 (R600,000) to the insurer as compensation.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

6.	PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2013	$161,097	$29,400	$12,924	$3,442	$1,713	$27,746	$236,322
Additions	92,341	57,649	-	1,616	323	11,326	163,255
Foreign exchange movement	(1,518)	(286)	(125)	(33)	(7)	(270)	(2,239)
Balance, August 31, 2014	251,920	86,763	12,799	5,025	2,029	38,802	397,338
Additions	101,538	51,675	-	9,093	802	14,106	177,214
Foreign exchange movement	(5,083)	(1,797)	(265)	(104)	(23)	(803)	(8,075)
Balance, August 31, 2015	$348,375	$136,641	$12,534	$14,014	$2,808	$52,105	$566,477

ACCUMULATED DEPRECIATION
Balance, August 31, 2013	$-	$-	$-	$374	$822	$2,409	$3,605
Additions	-	-	-	233	240	5,683	6,156
Foreign exchange movement	-	-	-	(4)	(4)	(23)	(31)
Balance, August 31, 2014	-	-	-	603	1,058	8,069	9,730
Additions	-	-	-	447	352	7,292	8,091
Foreign exchange movement	-	-	-	(12)	(10)	(167)	(189)
Balance, August 31, 2015	$-	$-	$-	$1,038	$1,400	$15,194	$17,632

Net book value, August 31, 2014	$251,920	$86,763	$12,799	$4,422	$971	$30,733	$387,608

Net book value, August 31, 2015	$348,375	$136,641	$12,534	$12,976	$1,408	$36,911	$548,845

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Project 1

Project 1 is located in the Western Bushveld region of South Africa and is currently in development. Project 1 costs are classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide. In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds were classified as restricted cash and were fully depleted in fiscal 2014.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company is calculated at $65,019 at August 31, 2015 ($75,741 – August 31, 2014) and is accounted for as a non-controlling interest (see note 9 for further details).

On October 18, 2013, Africa Wide elected not to fund its US$21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its US$21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve has diluted in the current period to approximately a 17.1% holding.

All funding provided by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) to Maseve for development and construction at Project 1 since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan. At August 31, 2015 Maseve owed PTM RSA approximately R1,765 million ($176.2 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is considering alternatives to bring additional qualified BEE investment into Maseve if and when instructed by the DMR. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide now holds only approximately 17.1% of the equity in Maseve. The DMR officials have stated that overall performance against the Mining Charter objectives in beneficiation will be considered for overall compliance. No notice of compliance or non-compliance with the Mining Charter has been received by the Company at the date of authorization of the financial statements.

ii.	Valuation

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any potential impairment indicators occurred in respect of the Company's long lived assets as at August 31, 2015, management took into account a number of factors such as changes in the pricing of platinum, palladium, rhodium and gold prices (the four elements being produced together as a basket “4E Ounce”), foreign exchange rates, capital expenditures, operating costs, increased costs of capital, market capitalization and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. The decline in platinum prices and the decrease in the Company’s market capitalization in fiscal 2015 were considered to be potential indicators of impairment and the Company assessed the recoverable amount of the Project 1 which has been identified as a CGU.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Project 1 construction is nearly complete at August 31, 2015 and Project 1will be considered a cash generating unit (CGU). On a value in use basis, using the key assumptions below, the recoverable amount of Project 1 exceeds the carrying value. Accordingly, no impairment adjustment was necessary.

The recoverable amount of the Project 1 assets is based on estimates of future discounted cash flows (DCFs) of the latest business forecasts regarding production volumes, costs of production, capital expenditure, metal prices and market forecasts for foreign exchange rates. The discount rate is a risk adjusted discount rate, taking into account specific risks where the cash flows have not been adjusted for the risk.

These assumptions are subject to risk and uncertainty relating to among other factors, metal prices and exchange rates. It is therefore possible that changes such as those indicated in the sensitivity analysis below can occur which may affect the recoverability of the of the Project 1 assets hence leading to an impairment of the asset.

The key financial assumptions used in the recoverable amount calculations are:

o	The future price per 4E Ounce was considered separately at both the three year trailing average and market consensus based on price projections of international banks and brokerages. A long term price of US$1,346 per 4E Ounce was used in the valuation model.
o	The real $US/Rand exchange rate of 13:1 was used
o	Long-term real discount rate of 12.35% for the project.

The recoverable amount was derived from the Company’s financial model which is categorised as a level 3 valuation of the fair value hierarchy. The recoverable amount for Project 1 is most sensitive to metal prices, head grades and to a lesser extent operating costs. Sensitivity has been conducted for Project 1 for metal price, head grade, capital cost and exchange rates. Lower metal prices and/or lower head grades both negatively affect the recoverable amount for Project 1. Higher operating costs also negatively affect the recoverable amount for Project 1. Project 1 is not significantly sensitive to capital cost increases as the majority of life of mine capital is sunken as at the date of these financial statements. At a 12.35% discount rate the estimated recoverable amount for Project 1 is reduced by $77 million for a 5% reduction in the life of mine 4E ounce basket price, by $88 million for a 5% decrease in delivered life of mine head grade or by $45 million for a 5% increase in life of mine operating costs. At a 12.35% discount rate a change in the $US/Rand exchange rate from 13:1 to 12:1 decreases the estimated recoverable amount by $131 million assuming the $CAD:Rand exchange rate remains unchanged.

7.	EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance, August 31, 2013	$17,194	$5,253	$22,447
Additions	15,885	602	16,487
Recoveries	(2,800)	-	(2,800)
Write-downs	(1,967)	(3,388)	(5,355)

Foreign exchange movement	(167)	-	(167)
Balance, August 31, 2014	$28,145	$2,467	$30,612
Additions	13,066	413	13,479
Recoveries	(8,056)	-	(8,056)
Write-downs	-	(2,880)	(2,880)
Foreign exchange movement	(753)	-	(753)

Balance, August 31, 2015	$32,402	$-	$32,402

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

(a) Republic of South Africa

		August 31, 2015	August 31, 2014
Project 3 – see Note 6(i)		$3,095	$3,161

Waterberg JV	Acquisition costs	28	21
	Exploration and evaluation costs	36,386	27,811
	Recoveries	(19,372)	(11,557)
		17,042	16,275
Waterberg Extension	Acquisition costs	26	22
	Exploration and evaluation costs	12,232	8,653
		12,258	8,675
War Springs	Acquisition costs	-	128
	Exploration and evaluation costs	-	3,377
	Recoveries	-	(2,104)
	Write-down	-	(1,401)
		-	-
Tweespalk	Acquisition costs	-	73
	Exploration and evaluation costs	-	634
	Recoveries	-	(157)
	Write-down	-	(550)
		-	-
Other	Acquisition costs	33	10
	Exploration and evaluation costs	949	1,029
	Recoveries	(975)	(1,005)
		7	34

Total South Africa		$32,402	$28,145

Waterberg Projects

The Waterberg Projects are comprised of the Waterberg JV Project, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension Project, an area of granted and applied-for prospecting rights with a combined area of approximately 864 km2, located adjacent and to the north of the Waterberg JV Project and both located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

PTM RSA holds legal title to the prospecting rights underlying the Waterberg Projects with Mnombo identified as the Company’s 26% BEE partner for all. The Company holds the Waterberg JV Project prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as defined below.

The Company holds the Waterberg Extension Project prospecting permits in trust for Mnombo and the Company, subject to the planned consolidation according to the 2nd Amendment to the JOGMEC Agreement, as defined below.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

In October 2009, PTM RSA, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into a joint venture agreement with regard to the Waterberg JV project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a US$3.2 million work requirement to earn a 37% interest in the Waterberg JV Project, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling US$1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a feasibility study.

For accounting purposes, the Company fully consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4,791 at August 31, 2015 ($4,017 – August 31, 2014), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects, as described below, are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% . Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment, JOGMEC has committed to fund US$20 million in expenditures over a three year period ending March 31, 2018. An amount of US$8 million will be funded by JOGMEC to March 31, 2016, followed by the first US$6 million to be spent in each of the following two 12 month periods. Any amounts in excess of US$6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings. Closing of this transaction is subject to Section 11 approval by the DMR for the transfer of title to the Waterberg prospecting rights and other project assets into the new Waterberg JV Co. The Company will continue its current accounting treatment for the Waterberg JV and Waterberg Extension projects until closing. If Section 11 approval for the transfer is not obtained the parties will default to the pre 2nd amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

i.	Waterberg JV Project

PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area and in September 2009 the DMR granted the prospecting right until September 1, 2012. This prospecting right was later increased in size to 153 km2 by way of section 102 application to the DMR. Renewal of this prospecting right for a further three years ending September 29, 2018 was granted by the DMR in September 2015. Under the MPRDA, a prospecting right remains valid during the application period pending the grant of a renewal. Two further prospecting rights totaling 102 km2 were granted to PTM RSA on October 2, 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

Since the earn-in period ended in May 2012 and up to August 31, 2015 an additional US$33.5 million has been spent on the Waterberg JV Project. The Company and Mnombo’s combined 63% share of this work totaled US$19.4 million up until March 31, 2015 (at which time the above mentioned 2nd Amendment comes into effect) with the remaining US$14.1 million funded by JOGMEC. As of August 31, 2015 an amount of US$0.81 million is due from JOGMEC against expenditures made on the Waterberg JV project since March 31, 2015.

ii.	Waterberg Extension Project

The Waterberg Extension Project includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Before closing of the 2nd Amendment as described above, the Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of the Company’s 49.9% shareholding in Mnombo. The Company has carried Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project until March 31, 2015. Under the 2nd Amendment JOGMEC will fund US$20 million in expenditures to March 31, 2018 on the combined Waterberg Projects.

To March 31, 2015 US$9.5 million has been spent on the Waterberg Extension Project. Mnombo’s combined 26% share of this work totalled US$2.5 million up until March 31, 2015, at which time the above mentioned 2nd Amendment comes into effect. Spent to date post March 31, 2015 is US$2.1 and at August 31, 2015, an amount of US$0.1 million is due from JOGMEC against expenditures made on the Waterberg Extension projects since March 31, 2015.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property, both located in the Northern Limb or Platreef area of the Bushveld Complex. BEE groups Africa Wide and Taung Minerals (Pty) Ltd. have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property. The Company wrote off all deferred costs related to these properties in fiscal 2014 while continuing to hold the prospecting rights, which are subject to renewal by the DMR.

(b) Canada

On August 9, 2013, the Company entered into an option agreement with Benton Resources Inc. on the Mealy Lake Property in southwestern Labrador. The Company does not plan to continue exploration on the project and $999 of deferred acquisition and exploration costs were written off during the year ended August 31, 2015.

In September 2011, the Company purchased the Providence property located in the Northwest Territories from Arctic Star Exploration Corp. During the period the Company wrote off all deferred acquisition and exploration costs related to the project in the amount of $1,821. Subsequent to year end, the Company sold its rights to the project to Benton Resources Inc., who acquired the rights by making an approximate $28,000 lease payment to the NWT government and granting Platinum Group a 0.75% NSR along with a 0.5% NSR to Arctic Star Exploration Corp.

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Company’s Shelby Lake property by completing $400 in exploration expenditures over a three year period, with an initial cash payment to the Company of $25. The Company will retain a 1% NSR if LDI completes the earn-in. During the year ended August 31, 2014 all deferred acquisition and exploration costs were written off for all Ontario properties.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

8.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

At August 31, 2015, the Company had 768,943,030 shares outstanding.

During the year ended August 31, 2015, the Company closed an offering of 214.8 million shares at a price of US$0.53 ($0.61) per share resulting in gross proceeds of US$114 million ($132 million). The offering closed December 31, 2014 with net proceeds to the Company after fees, commissions and costs of approximately US$106 million ($124 million).

During the year ended August 31, 2015 the Company issued 2,830,188 common shares at a deemed price of US$0.53 per share in connection with the Senior Secured Loan Facility entered into on February 16, 2015 (Note 3). The total issue price of US$1.5 million represents 3.75% of the principal amount of the Facility.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2013	15,808,500	$1.58
Granted	6,575,000	1.30
Exercised	(53,300)	1.00
Cancelled	(2,585,700)	1.63
Options outstanding at August 31, 2014	19,744,500	1.48
Granted	9,430,000	0.65
Cancelled	(850,000)	1.33
Options outstanding at August 31, 2015	28,324,500	$1.21

Number
Outstanding and		Average Remaining
Exercisable at		Contractual Life
August 31, 2015	Exercise Price	(Years)
9,295,000	$ 0.65	4.47
3,124,000	0.96	2.02
100,000	1.05	2.75
25,000	1.20	1.35
9,814,000	1.30	3.43
75,000	1.38	1.47
35,000	1.40	2.55
3,554,000	2.05	0.68
2,252,500	2.10	0.24
50,000	2.20	0.27
28,324,500		3.00

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

The stock options outstanding have an intrinsic value of $Nil at August 31, 2015.

During the year ended August 31, 2015, the Company granted 9,430,000 stock options (August 31, 2014 – 6,575,000). The Company recorded $2,664 ($1,398 expensed and $1,266 capitalized to properties) of compensation expense for the year ended August 31, 2015 (August 31, 2014 - $3,803 ($2,222 expensed and $1,581 capitalized to properties)).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options. Assumptions used in valuing stock options granted during the year ended August 31, 2015 and 2014 follow:

Period ended	August 31, 2015	August 31, 2014
Risk-free interest rate	0.60%	1.47%
Expected life of options	3.8 years	3.7 years
Annualized volatility	60%	60%
Forfeiture rate	0%	0%
Dividend rate	0.00%	0.00%

9.	Non-controlling interest

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Company	Proportion of		Loss allocated to		Accumulated
	ownership and		non-controlling		non-controlling
	voting rights held		interests		interests
	by non-controlling
	interests
	2015	2014	2015	2014	2015	2014

Maseve Investments 11 (Pty) Ltd	17.1%	21.3%	1,005	55	66,404	75,741

Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	4,791	4,017

				Total	71,195	79,758

10.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2015, the Company did not have any long-term debt and was not subject to any externally imposed capital requirements. Subsequent to year end, the Company closed the Sprott Facility and the LMM Facility (defined herein). See subsequent events (note 19) below for further details.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)	Credit risk

Credit risk arises from the risk that the financial asset counterparty, may default or not meet its obligations timeously. The Company minimizes credit risk by monitoring the reliability of counterparties to settle assets. The maximum exposure to the credit risk is represented by the carrying amount of all the financial assets. There is no material concentration of credit risk in cash and cash equivalents, trade and other receivables and loans.

(i)	Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)	Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is not restricted. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)	Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the Department of Mineral Resources in South Africa as beneficiary in accordance with the MPRDA and the Company’s environmental management programme.

(b)	Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. Subsequent to year end the Company closed two debt financings which are expected to fund the Project 1 platinum mine to production based on current projections. See subsequent events for further details of the transactions.

Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

(c)	Currency risk

PTM Canada’s functional currency is the Canadian dollar, while the functional currency of all South African subsidiaries is the Rand. The Company’s operations are in both Canada and South Africa; therefore the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company also held material USD denominated cash balances. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2015	August 31, 2014

Cash (Rand)	$9,467	$4,854
Cash (USD)	27,152	23,985
Accounts payable (Rand)	21,024	27,054
Accounts receivable (Rand)	11,611	12,215

The Company's comprehensive loss is affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2015, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate and United States dollar would give rise to a decrease/increase in net loss for the year presented of approximately $3.66 million.

(d)	Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2015, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $1,170.

At August 31, 2015, the carrying amounts of cash and cash equivalents, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

12.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the year ended August 31, 2015, $297 ($311 – August 31, 2014) was paid to independent directors for directors’ fees and services.

(b)

During the year ended August 31, 2015, the Company accrued or received payments of $102 ($102 – August 31, 2014) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $26 ($24 – August 31, 2014) due from West Kirkland.

(c)

During the year ended August 31, 2015, the Company accrued or received payments of $Nil ($25 – August 31, 2014) from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $206 ($206 – August 31, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the parties.

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2015 and 2014 is as follows:

Year ended	August 31, 2015	August 31, 2014
Salaries	2,493	2,289
Share-based payments	1,354	1,526
Total	3,847	3,815

13.	ASSET RETIREMENT OBLIGATION

The amounts recorded for asset retirement costs are based on estimates included in mine closure, demobilization, rehabilitation and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

There was an increase in the net present value of the asset retirement obligation (”ARO”) during the year ended August 31, 2015, due mainly to ongoing construction work on Project 1. At August 31, 2015, the ARO is estimated based on a total future liability of approximately R 44.0 million (August 31, 2014 – R 22.3 million). A discount rate of 7.97% and an inflation rate of 6.4%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance August 31, 2013	$1,407
Additional obligation incurred	125
Accretion expense	118
Foreign exchange gain	(14)
Balance August 31, 2014	$1,636
Additional obligation incurred	1,258
Accretion expense	179
Foreign exchange gain	(35)
Balance August 31, 2015	$3,038

14.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $2,602 to August 31, 2020.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R147 million ($14.7 million at August 31, 2015) to fiscal 2016 of which R88.4 million ($8.8 million at August 31, 2015), has been paid, leaving R58.6 million ($5.9 million) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

In November 2012, Maseve entered into a water supply agreement with Magalies Water. In terms of the agreement Maseve is required to contribute to the Pilansberg Water Scheme to the amount of R142 million. Contributions to the scheme can be in the form of cash contributions or via infrastructural builds jointly managed by Maseve and Magalies. As at August 31, 2015, Maseve has contributed R72.8 million ($7.3 million) to the scheme, leaving R69.42 million ($6.9 million at August 31, 2015) of the commitment outstanding.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

From period end the aggregate commitments are as follows:

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$473	$1,036	$1,093	$-	$2,602
ESKOM – power	5,845	-	-	-	5,845
Magalies water	6,928	-	-	-	6,928
Tailings & Surface Infrastructure	23,882	-	-	-	23,882
Mining development	2,354	-	-	-	2,354
Mining equipment	11,875	-	-	-	11,875
Sprott Standby Fees (Note 3)	462	-	-	-	462
Other property expenditures	13,182	-	-	-	13,182
Totals	$65,001	$1,036	$1,093	$-	$67,130

The above contracts are subject to the following estimated break fees in the event of cancellation at August 31, 2015:

Concentrator plant and surface infrastructure	$9,946
Magalies water	6,928
ESKOM	5,845
Mining equipment	6,450
Other	7,786
$36,955

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

Subsequent to year end the Company drew down on the Sprott Facility and entered into and drew down on the LMM Facility (defined herein). Loan repayment details are also included below in the subsequent events (Note 19).

15.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2015	August 31, 2014
Amounts receivable, prepaid expenses and other assets	$(3,040)	$(3,280)
Accounts payable and accrued liabilities	667	(266)
	$(2,373)	$(3,546)

16.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

Assets

	August 31, 2015	August 31, 2014
Canada	$46,166	$118,174
South Africa	609,461	432,065
	$655,627	$550,239

Substantially all of the Company’s capital expenditures are made in South Africa, although the Company also held exploration properties in Canada which were written off during the year.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Year ended	August 31, 2015	August 31, 2014

Canada	$1,170	$(8,263)
South Africa	(4,968)	(2,175)
	$(3,798)	$(10,438)

17.	EXPENSES

i)	General and Administrative

GENERAL AND ADMINISTRATIVE	Year Ending	Year Ending
	August 31,	August 31,
	2015	2014
Salaries and benefits	$3,567	$3,391
Professional/consulting fees	1,859	1,649
Depreciation	627	474
Travel	593	724
Regulatory Fees	409	538
Insurance	361	451
Rent	295	227
Accretion	179	118
Other	438	360
Total	$8,328	$7,932

ii)	Foreign Exchange Gain

The foreign exchange gain of $10.7 million is due to the Company holding US Dollars during the year while the US Dollar increased in value relative to the Canadian dollar.

18.	INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

	2015	2014

Loss before income taxes	$3,487	$10,668

Income tax recovery at statutory rates	(906)	(2,774)
Difference of foreign tax rates	(53)	(30)
Non-deductible expenses	(570)	1,431
Changes in unrecognized deferred tax assets and other	2,845	1,164
Income tax expense (recovery)	1,316	(209)

Income tax expense (recovery) consists of:
Current income taxes	$233	$-
Deferred income taxes	1,083	(209)
	$1,316	$(209)

The gross movement on the net deferred income tax account is as follows:

	2015	2014
Deferred tax liability at the beginning of the year	$(11,585)	$(11,908)
Tax (expense) recovery relating to the loss from continuing operations	(1,083)	209
Tax recovery relating to components of other comprehensive income	4,357	114
Deferred tax liability at the end of the year	$(8,311)	$(11,585)

The significant components of the Company’s net deferred income tax liabilities are as follows:

	2015	2014
Mineral properties	$(23,326)	$(31,257)
Loss carry forwards	15,015	19,672
	$(8,311)	$(11,585)

Unrecognized deductible temporary differences, unused tax and unused tax credit losses are attributed to the following:

	2015	2014
Tax Losses:
Operating loss carry forwards	$58,335	$46,892
Capital loss carry forwards	1,484	12,841
	59,819	59,733

Temporary Differences:
Mineral properties	10,061	7,181
Share issuance costs	15,729	15,532
Property, plant and equipment	699	603
Deductible temporary difference related to net investment in a subsidiary	-	50,614
Other	620	270
	$27,109	$74,200

Investment Tax Credit:	$375	$375

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)

The Company has operating loss carry-forwards that may be available for tax purposes in Canada totaling $58,335 (August 31, 2014 - $46,892). These losses expire between 2016 and 2035.

The Company has capital loss carry-forwards that may be available for tax purposes in Canada totaling $1,484 (August 31, 2014 - $12,841). These capital losses can be carried forward indefinitely.

The Company has unused investment tax credit carry-forwards that may be available for tax purposes in Canada totaling $375 (August 31, 2014 - $375). These tax credits expire between 2029 and 2034.

19.	SUBSEQUENT EVENTS

The following significant events occurred subsequent to year end. These events as well as other non-significant subsequent events may be mentioned elsewhere in the financial statements.

On November 20, 2015, the Company drew down US$40 million working capital facility pursuant to the Sprott Facility with Sprott and others executed on February 16, 2015. Pursuant to the terms of the Sprott credit agreement, the Company paid a draw down fee of US$800,000 (being 2% of the amount being drawn down under the Facility) paid in 3,485,839 common shares of the Company.

On November 20, 2015, the Company also drew down US$40 million from a loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with its largest shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Boston based Liberty Mutual Insurance. Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of US$800,000 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 3,485,839 common shares of the Company.

The interest rate on the LMM Facility is 9.5% over LIBOR. Interest payments on the LMM Facility will be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. The first 20% of principal is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the LMM Facility.

Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM. Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Project 1 platinum and palladium mine (the “Production Payment”). The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for US$17.5 million until January 1, 2019 and then for US$20 million until December 31, 2021.

If the Company exercises its right to buy back a portion of the production payment, then the LMM Facility payback will be deferred, with 10% of the principal and capitalized interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and capitalized interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

Sprott, in first lien position, agreed to amend its original terms and enter into an inter-creditor agreement to allow for the second lien position for LMM. The Sprott Facility is to be repaid during 2017. Events of default under the Sprott Facility are also treated as events of default under the LMM Facility, and vice versa. Under the LMM Facility, the Company has provided a subordinated pledge of 100% of the shares of PTM RSA. The LMM Facility is subordinated to the Sprott Facility and scheduled to be repaid after Sprott. An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Facility is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.